Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
S&T Bancorp, Inc.

We consent to the incorporation by reference in the registration statement (No. 333-232611) on Form S-4 of S&T Bancorp, Inc., of our report dated June 8, 2020, with respect to the statement of net assets available for benefits (in liquidation) of the DNB First 401(k) Retirement Plan as of December 31, 2019 and the related statement of changes in net assets available for benefits (in liquidation) for the year ended December 31, 2019 and the related supplemental schedule of assets (held at end of year) as of December 31, 2019, which report appears in the December 31, 2019 annual report on Form 11-K of the DNB First 401(k) Retirement Plan.

/s/ Fischer Cunnane & Associates Ltd
Fischer Cunnane & Associates Ltd
Certified Public Accountants

June 8, 2020